Exhibit 12(c)1

GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2010
and the year to date September 30, 2011

						Nine
						Months
						Ended
Year ended December 31,						September 30,
	2006	2007	2008	2009	2010	2011
----------------------------------------Millions of Dollars-----------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$1,228	$1,254	$1,402	$1,236	$1,414	$1,626
Distributed income of equity investees	6	2	4	0	3	6
Interest expense, net of amounts capitalized	318	344	346	386	375	257
Interest component of rental expense	11	10	17	22	43	45
AFUDC - Debt funds	12	29	40	40	54	26
Earnings as defined	$1,575	$1,639	$1,809	$1,684	$1,889	$1,960

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$216	$269	$324	$371	$377	$274
Interest on affiliated loans	87	66	22	13	13	9
Interest on interim obligations	0	9	3	1	0	0
Amort of debt disc, premium and expense, net	17	18	20	20	21	17
Other interest charges	10	11	16	20	19	(17)
Interest component of rental expense	11	10	18	22	42	45
Fixed charges as defined	$341	$383	$403	$447	$472	$328

RATIO OF EARNINGS TO FIXED CHARGES	4.61	4.28	4.49	3.76	4.00	5.98